Sub-Item 77M
As of the close of business on March 25, 2011, the JPMorgan Tax Aware U.S. Equity Fund
was merged into the JPMorgan Tax Aware Equity Fund.  The board of trustees of JPMorgan
Trust I approved the merger at a meeting held November 16-18, 2010 and subsequently shareholders approved it at a meeting held March 16, 2011.